Eric M. Hellige

Partner

Direct Tel: 212-326-0846

Fax: 212-326-0806

ehellige@pryorcashman.com

September 17, 2024

VIA EDGAR

Kate Tillan

Rolf Sundwall

Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sphere 3D Corp.
Form 10-K for the Fiscal Year Ended December 31, 2023
Form 10-Q for the Quarterly Period Ended June 30, 2024
Response Dated August 13, 2024
File No. 001-36532

Ladies and Gentlemen:

This letter is being furnished in response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that was contained in the Staff’s letter dated September 10, 2024 (the “Comment Letter”), to Sphere 3D Corp. (the “Company”) with respect to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024 (the “Form 10-Q”) filed with the Commission on August 13, 2024 (File No. 001-36532).

Set forth below is the Company’s response to the Staff’s comment communicated in the Comment Letter. For ease of reference, the Staff’s comments are reproduced below in italics and are followed by the Company’s response. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Form 10-K.

The Company has asked us to convey the following responses to the Staff:

Form 10-Q for the Quarterly Period Ended June 30, 2024

Financial Statement

Note 2. Summary of Significant Account Policies

Revenue Recognition, page 11

1.	We acknowledge your response to prior comment 3. Please respond to the following:

●	You told us that you consider each mining pool arrangement to be a contract that is continuously renewed throughout the day and, as a result, you believe the duration of your contracts is 24 hours or less. Given your prior responses, it is not clear why you told us and disclose that the duration may be 24 hours or less, instead of less than 24 hours.

Securities and Exchange Commission

September 17, 2024

○	You previously told us your contracts can be terminated at any time by either party without penalty and the duration of your contracts does not extend beyond the goods or services already delivered. Given your statements about termination rights and contract duration not extending beyond the goods or services already delivered (i.e., the last hash calculation) coupled with the discussion in FASB Revenue Recognition Implementation Q&As Question 8, tell us your consideration of whether you have determined that the duration of the contracts is less than 24 hours and the contracts continuously renew throughout the day.

○	To the extent that you agree, represent to us that you will revise your accounting policy disclosure accordingly in future filings.

Response:	After further review and consideration of FASB Revenue Recognition Implementation Q&As Question 8, the Company considers each mining pool arrangement to be a contract that is continuously renewed throughout the day and as the contract can be terminated by either party without compensating the other party for the termination, the duration of the contract does not extend beyond the goods or services already delivered. As a result, the Company believes the duration of the contracts is less than 24 hours. The Company will revise its disclosures in future filings to disclose that the duration of each contract is less than 24 hours and that the contracts continuously renew throughout the day.

●	You disclose that (i) you measure the noncash consideration at fair value at contract inception and (ii) the fair value used to calculate the noncash consideration is based on the opening price in your principal market at the beginning of each day of contract inception.

○	Tell us when contract inception occurs and relate your response to your response about contract duration above.

○	Tell us your consideration of whether, for each contract, you measure noncash consideration at the Bitcoin spot price at the beginning of the day (midnight UTC time) on the date of contract inception and you recognize this noncash consideration on the same day that control of the contracted service transfers to the mining pool operator, which is the same day as the contract inception.

○	To the extent that you agree, represent to us that you will revise your accounting policy disclosure accordingly in future filings.

Response:	Contract inception occurs when the service is provided to the mining pool operator, which is midnight UTC time. The Company will revise its disclosures in future filings to disclose it measures noncash consideration at the Bitcoin spot price at the beginning of the day (midnight UTC time) and it recognizes this noncash consideration on the same day that control of the contracted service transfer to the mining pool operation, which is the same day as the contract inception.

*       *       *

Securities and Exchange Commission

September 17, 2024

It is the goal of the Company to clear the Staff’s comments with respect to the Form 10-Q as soon as possible. If the Staff has any questions with respect to the foregoing, please contact the undersigned at (212) 326-0846.

Very truly yours,

/s/ Eric M. Hellige
Eric M. Hellige

cc:	Patricia Trompeter
Sphere 3D Corp.